Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
 Third Quarter 2016 Financial Results

BEIJING — November 29, 2016 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the third quarter ended September 30, 2016.

Third Quarter Financial Highlights:

•                       Net revenues were RMB261.6 million (US$39.2 million), relatively flat compared to RMB261.5 million in the second quarter 2016.

•                       Gross profit was RMB6.5 million (US$1.0 million), an improvement compared to gross loss of RMB3.9 million in the second quarter 2016.

•                       Adjusted EBITDA (non-GAAP) was a loss of RMB46.0 million (US$6.9 million), an improvement of 17.0% compared with adjusted EBITDA loss of RMB55.4 million in the second quarter 2016.

•                       Net loss attributable to ordinary shareholders was RMB94.3 million (US$14.1 million), an improvement of 13.4% compared with net loss of RMB108.9 million in the second quarter 2016.

Turnaround Initiatives Underway:

•                       Reducing operating costs and expenses to better align with revenues.

•                       Streamlining product portfolios to focus on core strength areas.

•                       Prioritizing R&D activities to capture CDN opportunities in selected technologies such as Internet security, cloud exchange and Internet of Things (IoT).

•                       Monetizing investments through corporate restructuring in data center and Internet exchange center businesses.

•                       Building a new generation data center network and transforming ChinaCache from a pure CDN provider to a global content and application-focused total solution provider, consisting of ChinaCache IDCs (private backbone transmission lines), Internet and cloud exchange centers, as well as extensive CDN nodes.

“In the third quarter we made steady progress in our business and achieved quarter-over-quarter improvements in our financial and operating results,” commented Mr. Song Wang, Chairman and Chief Executive Officer of ChinaCache. “We have begun to implement a series of growth initiatives and cost control measures to transition the Company toward growth and profitability and we are on track to execute our plan. Costs relating to streamlining our products and processes may affect our bottom line in the near term, however, we believe this will make us more efficient in the long term.”

“We made several key improvements in the business in the third quarter. Most notably, we further expanded our Internet Exchange (CHN-IX) network in first-tier cities and are ready to roll out customized ‘end-to-end’ total solutions through our integrated data centers, Internet and cloud exchange centers and vast content delivery networks (CDN). This new generation data center network is designed to meet customer demand for lower costs and enhanced user experiences, and is critical to driving our market penetration in the future,” Mr. Wang continued.

“As we turn the corner to 2017, our goal is to regain market share and emerge as the leading CDN provider in China. To enhance our competitive position within the CDN industry, we are transforming ourselves from a pure CDN provider to a one-stop-shop total solutions provider.  Focusing on content and applications, we believe our new three-layer structured network consisting of the IDCs, Internet and cloud exchange centers and extensive CDN nodes will emerge as one of the best business models in the Chinese CDN industry and deliver superior value to our customers. We are in the process of deployment and are ready to expand services.”

“Finally, to accelerate our turnaround initiatives, we are considering a corporate restructuring program. We plan to spin off a portion of our data center business. This restructuring, when complete, will reduce future capital expenditure needs, strengthen our balance sheet, and, at the same time, allow us to participate in the future upside of the data center operations.” concluded Mr. Wang.

Third Quarter 2016 Financial Results

Net revenues for the third quarter 2016 were RMB261.6 million (US$39.2 million), a 0.1% increase from the previous quarter and a 19.5% decrease from the corresponding period in 2015.

Cost of revenues for the third quarter 2016 decreased by 3.9% quarter-over-quarter and 2.3% year-over-year to RMB255.1 million (US$38.3 million). Gross margin was 2.5%, compared with negative 1.5% in the previous quarter and 19.6% in the corresponding period in 2015. Non-GAAP gross margin, which excludes share-based compensation, was 2.6%, compared with negative 0.7% in the previous quarter and 19.8% in the corresponding period in 2015. The increase in gross margin in the third quarter of 2016 from the previous quarter was mainly attributable to improved bandwidth utilization.

Sales and marketing expenses for the third quarter 2016 were RMB23.0 million (US$3.5 million), or 8.8% of net revenues, a 5.7% decrease over the previous quarter and a 18.2% decrease from the corresponding period in 2015. The decrease in sales and marketing expenses in the third quarter of 2016 from the previous quarter was primarily attributable to cost control measures.

General and administrative expenses for the third quarter 2016 were RMB62.2 million (US$9.3 million), or 23.8% of net revenues, a 4.4% decrease from the previous quarter and a 86.6% increase from the corresponding period in 2015. The decrease in general and administrative expenses in the third quarter of 2016 from the previous quarter was primarily attributable to a decrease in share-based compensation expenses.

Research and development (R&D) expenses for the third quarter 2016 were RMB24.0 million (US$3.6 million), or 9.2% of net revenues, a 10.7% decrease from the previous quarter and a 1.0% increase from the corresponding period in 2015. The decrease in research and development expenses in the third quarter of 2016 from the previous quarter was primarily attributable to cost control measures.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange gain (loss) and transaction tax on assets transfer, was a loss of RMB46.0 million (US$6.9 million) for the third quarter 2016. Adjusted EBITDA (non-GAAP) was a loss of RMB55.4 million in the previous quarter and RMB24.8 million in the corresponding period in 2015.

Operating loss was RMB99.5 million (US$14.9 million) in the third quarter 2016, compared with an operating loss of RMB119.2 million in the previous quarter and an operating loss of RMB43.8 million in the corresponding period in 2015. Non-GAAP operating loss, which excludes share-based compensation expenses, was RMB90.9 million (US$13.6 million) for the third quarter 2016, compared with a non-GAAP operating loss of RMB95.7 million in the previous quarter and a non-GAAP operating loss of RMB40.1 million in the corresponding period in 2015.

Income tax benefit was RMB0.4 million (US$58 thousand) in the third quarter 2016, compared with income tax benefit of RMB4.8 million in the previous quarter and income tax expense of RMB2.7 million in the corresponding period in 2015.

Net loss was RMB94.3 million (US$14.1 million) in the third quarter 2016, compared with a net loss of RMB108.9 million in the previous quarter, and a net loss of RMB39.4 million in the corresponding period in 2015. Net loss per basic and diluted American depositary share (“ADS”) for the third quarter 2016 was RMB3.68 (US$0.48) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expenses and foreign exchange gain (loss), was RMB86.6 million (US$13.0 million) in the third quarter 2016, compared with adjusted net loss (non-GAAP) of RMB91.4 million in the previous quarter and adjusted net loss (non-GAAP) of RMB44.4 million in the corresponding period in 2015. Non-GAAP net loss per basic and diluted ADS for the third quarter 2016 was RMB3.36 (US$0.48) each.

Balance Sheet

As of September 30, 2016, the Company had cash and cash equivalents of RMB253.0 million (US$37.9 million), compared with RMB606.8 million as of December 31, 2015. Capital expenditures, excluding capital expenditures on construction of cloud infrastructure in the amount of RMB77.0 million (US$11.6 million), for the third quarter 2016 were RMB58.1 million (US$8.7 million).

Recent Developments

The Audit Committee of the Board of Directors of ChinaCache (the “Audit Committee”) has authorized the Company to explore a possible sale of 79% equity stake in ChinaCache Xin Run Technology (Beijing) Co., Limited (“Xin Run”), while retaining 20% equity interest in the same company, as an alternative to the previously announced proposed sale of 60% equity stake in Xin Run to three investors previously identified, which transaction has not been completed so far. Mr. Song Wang intends to participate in the transaction, along with certain other potential investor(s). It is expected that Xin Run will be deconsolidated from the Company’s consolidated financial statements upon the completion of such sale. The Audit Committee intends to work with third-party professional advisors to evaluate the detailed plans in connection with the proposed sale of Xin Run. Any such plans will be subject to the Audit Committee’s review and approval and ultimately the further consideration and approval by the Company’s board of directors. There can be no assurance that any transaction will occur as a result of this exploration process or, if undertaken, the terms or timing thereof.

2016 Full Year Guidance

The Company maintains its previously announced full year 2016 total net revenues guidance. ChinaCache expects to generate total net revenues in the range of RMB1.04 billion to RMB1.1 billion for the full year 2016.

This forecast reflects ChinaCache’s current view, which is subject to change.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 8:00 PM Eastern time on November 29, 2016, which corresponds to 9:00 AM Beijing time on November 30, 2016.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6713-5440

•                  China dial-in number: 400-1200-654

•                  Conference ID: 18620531

A live and archived webcast of the conference call can be accessed on the Company’s investor relations website at ir.chinacache.com.  An audio replay of the conference call will be available approximately two hours after the live call, until December 6, 2016, by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 18620531

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is the partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP). The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit (loss), the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense and foreign exchange gain (loss).

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA. The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense (benefit) and depreciation and amortization. The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange gain (loss) and transaction tax on assets transfer that the Company does not consider reflective of its ongoing operations. The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP. Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are based on the effective exchange rate of 6.6685, the noon-buying rate as of September 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the full year 2016 the Company’s turnaround initiatives and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Ross Warner

The Piacente Group | Investor Relations

Tel: +86 10 6535-0149

Email: chinacache@tpg-ir.com

Ms. Brandi Piacente

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

• Unaudited Condensed Consolidated Balance Sheets
• Unaudited Condensed Consolidated Statements of Comprehensive Income
• Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Sep 30	As of Sep 30
	2015	2016	2016
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	606,796	252,968	37,935
Accounts receivable, net	243,431	187,131	28,062
Prepaid expenses and other current assets	31,560	46,831	7,023
Short term investments	26,169	—	—
Deferred tax assets	17,923	17,151	2,572
Amount due from a subsidiary held for sale	435	204	31
Assets held for sale	1,060,543	1,001,229	150,143
Total current assets	1,986,857	1,505,514	225,766

Non-current assets
Property and equipment, net	499,946	429,146	64,354
Intangible assets, net	10,898	12,340	1,850
Long term investments	50,157	50,913	7,635
Deferred tax assets	11,368	18,890	2,833
Long term deposits and other non-current assets	59,390	41,669	6,249
Total non-current assets	631,759	552,958	82,921

Total Assets	2,618,616	2,058,472	308,687

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	—	9,371	1,405
Accounts payable	205,593	307,755	46,151
Accrued employee benefits	44,690	39,055	5,857
Accrued expenses and other payables	76,409	37,588	5,637
Income tax payable	13,513	15,073	2,260
Liabilities for uncertain tax positions	11,337	11,337	1,700
Amounts due to related parties	18	18	3
Current portion of long term loan	7,180	7,180	1,077
Current portion of capital lease obligations	70,615	77,204	11,577
Deferred government grant	16,360	13,000	1,949
Amount due to a subsidiary held for sale	319,536	55,787	8,366
Liabilities held for sale	1,014,449	986,410	147,921
Total current liabilities	1,779,700	1,559,778	233,903

Non-current liabilities

Long-term loan	4,340	—	—
Non-current portion of capital lease obligations	104,450	58,956	8,841
Deferred government grant	8,439	13,399	2,009
Total non-current liabilities	117,229	72,355	10,850

Total Liabilities	1,896,929	1,632,133	244,753

Total Shareholders’ equity	721,687	426,339	63,934

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,618,616	2,058,472	308,687

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended
	Sep 30, 2015	Jun 30, 2016	Sep 30, 2016	Sep 30, 2016
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	325,091	261,503	261,643	39,236
Cost of revenues	(261,250)	(265,376)	(255,133)	(38,259)

Gross profit (loss)	63,841	(3,873)	6,510	977
Other operating income	—	1,010	3,260	489
Sales & marketing expenses	(28,117)	(24,402)	(23,009)	(3,450)
General & administrative expenses	(33,341)	(65,036)	(62,202)	(9,328)
Research & development expenses	(23,799)	(26,931)	(24,037)	(3,605)
Transaction tax on assets transfer	(22,339)	—	—	—

Operating loss	(43,755)	(119,232)	(99,478)	(14,917)
Interest income	533	2,361	1,627	244
Interest expense	(3,234)	(3,218)	(2,932)	(440)
Other income	1,114	432	5,171	775
Foreign exchange gain, net	8,606	6,031	915	137

Loss before income taxes	(36,736)	(113,626)	(94,697)	(14,201)
Income tax (expense) benefit	(2,652)	4,776	384	58

Net loss	(39,388)	(108,850)	(94,313)	(14,143)

Net loss attributable to the noncontrolling interest	—	(91)	(152)	(23)

Net loss attributable to the Company’s shareholders	(39,388)	(108,759)	(94,161)	(14,120)

Foreign currency translation	(103)	422	(196)	(29)
Unrealized holding gain on available-for-sale investments	249	190	36	5
Reclassification adjustments for gains included in net income	—	—	(3,741)	(561)

Total other comprehensive income (loss), net of tax	146	612	(3,901)	(585)

Comprehensive loss	(39,242)	(108,238)	(98,214)	(14,728)

Comprehensive loss attributable to the noncontrolling interest	—	(91)	(152)	(23)

Comprehensive loss attributable to the Company’s shareholders	(39,242)	(108,147)	(98,062)	(14,705)

Loss per ordinary share:
Basic	(0.09)	(0.27)	(0.23)	(0.03)
Diluted	(0.09)	(0.27)	(0.23)	(0.03)

Loss per ADS*:
Basic	(1.49)	(4.31)	(3.68)	(0.48)
Diluted	(1.49)	(4.31)	(3.68)	(0.48)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	422,294,433	403,422,017	412,253,323	412,253,323
Diluted	422,294,433	403,422,017	412,253,323	412,253,323

*Note1:1 ADS = 16 shares

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended
	Sep 30, 2015	Jun 30, 2016	Sep 30, 2016	Sep 30, 2016
	RMB	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense, foreign exchange gain and transaction tax on assets transfer

Net loss	(39,388)	(108,850)	(94,313)	(14,143)
Depreciation	40,519	39,144	38,653	5,796
Amortization	981	796	1,102	165
Interest expense	3,234	3,218	2,932	440
Interest income	(533)	(2,361)	(1,627)	(244)
Income tax expense (benefit)	2,652	(4,776)	(384)	(58)
Share-based compensation	3,615	23,492	8,601	1,290
Foreign exchange gain	(8,606)	(6,031)	(915)	(137)
Transaction tax on assets transfer	22,339	—	—	—
Adjusted EBITDA	24,813	(55,368)	(45,951)	(6,891)
Margin%	7.6%	(21.2)%	(17.6)%	(17.6)%

Adjusted net loss— defined as net loss before share-based compensation and foreign exchange gain

Net loss	(39,388)	(108,850)	(94,313)	(14,143)
Share-based compensation	3,615	23,492	8,601	1,290
Foreign exchange gain	(8,606)	(6,031)	(915)	(137)
Adjusted net loss	(44,379)	(91,389)	(86,627)	(12,990)
Margin%	(13.7)%	(34.9)%	(33.1)%	(33.1)%
Loss per ordinary share:
Basic	(0.11)	(0.23)	(0.21)	(0.03)
Diluted	(0.11)	(0.23)	(0.21)	(0.03)
Loss per ADS:
Basic	(1.68)	(3.62)	(3.36)	(0.48)
Diluted	(1.68)	(3.62)	(3.36)	(0.48)

Non-GAAP gross profit (loss) — defined as gross profit (loss) before share-based compensation expense

Gross profit (loss)	63,841	(3,873)	6,510	977
Plus: Share-based compensation	419	2,127	378	57
Non-GAAP gross profit (loss)	64,260	(1,746)	6,888	1,034
Margin%	19.8%	(0.7)%	2.6%	2.6%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	28,117	24,402	23,009	3,450
Minus: Share-based compensation	(262)	(1,334)	131	20
Non-GAAP sales & marketing expenses	27,855	23,068	23,140	3,470
% of net revenues	8.6%	8.8%	8.8%	8.8%

General & administrative expenses	33,341	65,036	62,202	9,328
Minus: Share-based compensation	(2,898)	(18,601)	(8,092)	(1,213)
Non-GAAP general & administrative expenses	30,443	46,435	54,110	8,115
% of net revenues	9.4%	17.8%	20.7%	20.7%

Research & development expenses	23,799	26,931	24,037	3,605
Minus: Share-based compensation	(36)	(1,430)	(262)	(39)
Non-GAAP research & development expenses	23,763	25,501	23,775	3,566
% of net revenues	7.3%	9.8%	9.1%	9.1%

Non-GAAP operating loss — defined as GAAP operating loss before share-based compensation expense

Operating loss	(43,755)	(119,232)	(99,478)	(14,917)
Plus: Share-based compensation	3,615	23,492	8,601	1,290
Non-GAAP operating loss	(40,140)	(95,740)	(90,877)	(13,627)
Margin%	(12.3)%	(36.6)%	(34.7)%	(34.7)%